EXHIBIT 99.1

Caledonia Mining Corporation Plc Results of Annual General Meeting

ST HELIER, Jersey, May 04, 2022 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (the "Company") (NYSE American, AIM and VFEX: CMCL) announces the results of its annual general meeting of shareholders (the “AGM”) held at St Helier, Jersey today.

The total number of shareholders present in person or by proxy at the AGM was 78, representing 35.17% of the Company’s outstanding voting shares.

The table below shows the proxy votes received on resolutions 1(a) to 1(h), which were duly passed by a show of hands, to reappoint the eight nominees proposed for re-election as directors:

Nominee	For	Percent	Against	Percent	Abstained
Leigh Wilson	4,388,999	97.55%	110,247	2.45%	14,446
Steve Curtis	4,478,845	99.51%	22,187	0.49%	12,660
Mark Learmonth	3,909,753	86.86%	591,479	13.14%	12,460
John Kelly	4,406,069	97.96%	91,567	2.04%	16,056
Johan Holtzhausen	4,440,354	98.71%	57,956	1.29%	15,382
Dana Roets	4,471,278	99.47%	23,632	0.53%	18,782
Nick Clarke	4,448,804	98.92%	48,716	1.08%	16,172
Geralda Wildschutt	4,440,861	98.73%	57,145	1.27%	15,686

Further resolutions 2, 3, 4 and 5 were also passed at the AGM so that:

  BDO South Africa Inc was reappointed as the auditor of the Company for the ensuing year and the directors were authorised to fix its remuneration;
  Messrs. Holtzhausen, Kelly and Wildschutt were reappointed as members of the Audit Committee; and
  the Company was granted an authority to make market purchases of up to 10% of its share capital and to hold repurchased shares in treasury.

The full text of each resolution, together with explanatory notes, are set out in the notice of AGM and management information circular dated March 22, 2022 which are available on the Company's website at www.caledoniamining.com.

Enquiries

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 802 Tel: +44 7817 841793

WH Ireland Jessica Cave/ Andrew De Andrade	Tel: +44 20 7220 1751

Liberum Capital Limited Scott Mathieson/Kane Collings	Tel: +44 20 3100 2000

BlytheRay Financial PR Tim Blythe/Megan Ray	Tel: +44 207 138 3204

3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77280 2131